

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 15, 2006

via facsimile and U.S. mail

Mr. Mike J. Ulrich
JPMorgan Chase Bank N.A., Trustee
Institutional Trust Services
221 West Sixth Street, 1ˢᵗ Floor
Austin, Texas 78701

> **Re: MV Oil Trust**
> **Registration Statement on Form S-1**
> **Filed August 14, 2006**
> **File No. 333-136609**

Dear Mr. Ulrich:

We have reviewed your filing and have the following additional comments from our engineer. These comments are in addition to those sent to you via fax on September 13, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Engineering Comments

General

1.   Some of these comments request that you submit supplemental information. If
        you wish to have these materials returned to you upon completion of our review,
        you must make this request at the time that you furnish the materials. Please refer
        to Rule 418(b) of Regulation C for further procedural guidance. Please direct any
        supplemental engineering items to the following address:

        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-7010
        Attn: Ronald M. Winfrey

Prospectus Summary, Page 3

Summary Proved Reserves, page 8

2.   In prior comment 38 we asked that you furnish us your June 30, 2006 reserve
        report. Please include both hard copy and electronic versions.

Prospectus Summary, page 1

Ongoing Development Activities, page 7

3.   We note your statement, "Many of these [proved undeveloped] well locations
        were identified as a result of MV Partners' recent 3-D seismic program." Rule 4-
        10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves
        may be attributed to locations not offsetting productive units only "…where it can
        be demonstrated with certainty that there is continuity of production from the
        existing productive formation."

        Please submit to us the engineering and geologic documentation justifying any
        PUD reserves you have claimed which are not in legal, technically justified
        locations offsetting (adjacent to) productive wells. If none of your claimed PUD
        reserves are attributed to such locations, please advise. Otherwise, if you have
        reported reserves of this type but are not able to provide appropriate support, it
        will be necessary to delete such volumes from your disclosed proved reserves.

Annual Production Attributable to Net Profits Interest, page 9

4.	We note your statement, "MV Partners' current proved undeveloped program consists of approximately 60 development wells, 51 re-completion and workover projects, 16 polymer stimulations and one waterflood project during the next five years." Please amend your document to explain the operational procedures in a "polymer stimulation".

5.	Please disclose your historical results of production increase by water shutoff via polymer injection over at least the last three years. Compare incremental production with associated workover costs. Include the proved reserves you have attributed to the 16 stimulations you mention. If you believe this information would not be meaningful or significant, please submit these details on a supplemental basis for review.

6.	We note that obtaining access to your PUD reserves requires that you drill 60 wells in the next five years while you have drilled only 22 wells (page 51) in the last three years. Please tell us the rigs you have contracted to accomplish this drilling. Expand your risk factors to discuss the implications of this uncertainty.

Note C—Disclosures About Oil and Gas Activities (Unaudited), Page F-5

7.	Please expand your disclosure to explain the significant revision in the 2005 proved oil reserves to comply with SFAS 69, paragraph 11.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct your questions relating to the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551- 3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Wojciechowski
      J. Gallagher
      T. Levenberg
      C. Moncada-Terry